UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 3 April, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel +27 11 562 9844
Mobile +27 82 312 8692
email Remmy.Kawala@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

M E D I A   R E L E A S E

GOLD FIELDS Q1 2013 GUIDANCE UPDATE

Johannesburg, 3 April 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that attributable Group production for the new Gold Fields, excluding any contribution from Sibanye Gold, for the March 2013 quarter (Q1 2013) is expected to be 476,000 gold-equivalent ounces. Cash costs are expected to be approximately US$830/oz and NCE is expected to be approximately US$1,290/oz.

This performance from the new Gold Fields is in-line with the production guidance for 2013 of between 1,825,000 and 1,900,000 ounces and the cash cost and NCE guidance of US$860/oz and US$1,360/oz respectively.

When Gold Fields reports its results for Q1 2013, it will, for accounting reasons, have to include two months of production (January and February 2013) from Sibanye Gold. On that basis production is expected to be reported as approximately 662,000 gold-equivalent ounces. Total cash costs are expected to be approximately US$915/oz and NCE US$1,325/oz.

Gold Fields will release its results for Q1 2013 on Friday, 10 May 2013.

Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email: Remmy.Kawala@goldfields.co.za

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], R Dañino*, A R Hill[≠], D L Lazaro^, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email: Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South Africa into a separately listed company, Sibanye Gold.

Sponsor: J.P. Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 3 April, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer